Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 24, 2015
File No. 1-8359

April 19, 2016

Dear Mr. Thompson:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”) response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 12, 2016 (the “Commission Comment Letter”) in connection with the Company’s Form 10-K for the fiscal year ended September 30, 2015, filed with the Commission on November 24, 2015 (the “Form 10-K”). When used in this letter, the “Company,” “we,” and “our” refer to New Jersey Resources Corporation.

The Company’s response to the Staff’s comment is set forth below. For ease of reference, the Staff’s comment is printed in italics and followed by the Company’s response.

Note 2. Summary of Significant Accounting Policies, page 73

Available for Sale Securities, page 78

1. We reviewed your response to our previous comment. We understand you believe the scope exception in ASC 970-10-15-3 for real property used primarily in an entity’s non-real estate operations is not applicable because you only hold equity investments in Iroquois and DMP and the underlying investees’ pipeline or other midstream assets are not used in your (energy related or non-real estate) operations. However, we note the standard presumes you are engaged in “productive activities relating to real property.” If the investments in Iroquois and DMP represent mere equity investments from the standpoint of New Jersey Resources Corporation, as opposed to productive activities relating to real property, then it is unclear how ASC 970 or the notions of integral equipment and in-substance real estate in ASC 360-20-15-2 would apply. Please advise.

Notwithstanding the preceding, we note you believe the specific guidance in ASC 970 applicable to accounting for the exchange transaction is ASC 970-323-30-3. But it appears this guidance applies when an investor “contributes real estate to the capital of a real estate venture… (emphasis added).” Please clarify whether Dominion Midstream MLP (DMP) is a real estate venture or a midstream energy company. If the latter, please tell us how you concluded that ASC 970-323-30-3 is applicable.

U.S. Securities and Exchange Commission
April 19, 2016

In connection with responding to the points above, please also provide any additional information you may have in support of your accounting. Please also tell us any other authoritative guidance that was considered as being potentially applicable to accounting for the transaction and how you concluded the guidance was not applicable.

Response:

Scope of Equity Interest Transferred

We acknowledge the Staff’s request for additional information regarding our response to the Staff’s letter dated March 23, 2015. In response to the Staff’s request for additional information, we have provided additional analysis for the accounting related to the exchange of our investment in Iroquois Gas Transmission System, LP (“Iroquois”) for Dominion Midstream Partners, LP (“DM”) common units.

In considering whether the scope of ASC 970-10-15-3 applied to the contribution of our investment in Iroquois for DM common units, we considered whether the entity, New Jersey Resources Corporation, has productive activities related to real property. We note that, consistent with our previous response, that this scoping originates from Financial Accounting Standards No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects (“FAS 67”), which is not related to contributions of real estate. In our view, this scoping sentence was not defining “productive activities,” but rather was scoping out “property used primarily in the entity’s non-real estate operations” from the guidance in FAS 67. Nonetheless, we observe that the entity, New Jersey Resources Corporation, has productive activities related to real property, which included the equity interest in Iroquois as further described below.

In determining the appropriate accounting for the transfer of our interest in Iroquois, we first determined whether the nature of the legal form asset (i.e., an equity partnership interest) should preclude the application of the real estate rules. ASC 970-323-40-1 states the following regarding sales of an investment in real estate (emphasis added):

A sale of an investment in a real estate venture (including the sale of stock in a corporate real estate venture) is the equivalent of a sale of an interest in the underlying real estate and shall be evaluated under the guidelines set forth in Subtopic 360-20.

In addition, we considered ASC 360-20-15-3, which states the following, in part [emphasis added]:

The guidance in this Subtopic applies to the following transactions and activities:

[a. – b. omitted]

c. The sale or transfer of an investment in the form of a financial asset that is in substance real estate.

[d. – f. omitted]

As emphasized above, both ASC 970 and ASC 360 discuss that the form of the asset (i.e., direct real estate or an investment in the form of a financial asset) could be considered real estate depending on the underlying investee’s substance. This conclusion is supported by various interpretations in practice. For example, Ernst & Young LLP’s (“E&Y”) Financial Reporting Developments on Real Estate Sales (dated June 2015) states (emphasis added):

U.S. Securities and Exchange Commission
April 19, 2016

1.5 In-substance real estate

Transactions should be considered real estate sales if they are in substance sales of real estate. Examples of transactions that could be in substance the sale of real estate include the sale of corporate stock of enterprises with substantial real estate, sales of partnership interests, and sales of time-sharing interests. ASC 976-10-15-4 provides an example of a sale of a partnership interest that is in substance a sale of real estate. A sale of a partnership interest that should be considered a sale of real estate would involve a company forming a partnership, arranging for the partnership to acquire property directly from third parties, and selling an interest in the partnership to investors who become limited partners. Additionally, the sale or transfer of an investment in the form of a financial asset that is in substance real estate is in the scope of ASC 360-20.

1.5.1 Applicability of ASC 360-20 to equity and cost method investments

ASC 360-20-15-10 (see Section 1.4) provides one exception to the requirement that the sale or transfer of in-substance real estate that is in the form of a financial asset should be accounted for in accordance with the provisions in ASC 360-20 (i.e., under the exception the sale is not treated as a sale of real estate, but rather as a sale or transfer or a financial asset). This exception applies to sales or transfers of marketable investments that are accounted for in accordance with ASC 320, Investments-Debt and Equity Securities. Such sales or transfers should be accounted for in accordance with ASC 860, Transfers and Servicing, as opposed to ASC 360-20. Consequently, if a marketable investment in a real estate investment trust (or REIT) is accounted for in accordance with ASC 320, any sales or transfers of that ownership interest in a REIT must be accounted for in accordance with ASC 860. The sale of an investment in a consolidated entity, an investment accounted for under the equity method, or a cost method investment that is outside the scope of ASC 320 (i.e., a cost method investment in a nonmarketable security) that is in substance real estate is subject to the provisions of ASC 360-20.

We advise the Staff that the partnership interest in Iroquois was accounted for under the equity method prior to transfer. Therefore, based on the GAAP and interpretive guidance above, we concluded that the form of the transfer (i.e., an equity interest in the Iroquois partnership) may be considered a real estate transaction.
Second, we considered whether the Iroquois assets represented in-substance real estate. ASC 360-20-15-3 includes within its scope (emphasis added):
a. All sales of real estate, including real estate with property improvements or integral equipment. The terms property improvements and integral equipment as they are used in this Subtopic refer to any physical structure or equipment attached to the real estate that cannot be removed and used separately without incurring significant cost. Examples include an office building, a manufacturing facility, a power plant, and a refinery.
Integral equipment is defined in ASC 360 as follows:

Integral equipment is any physical structure or equipment attached to the real estate that cannot be removed and used separately without incurring significant cost.

U.S. Securities and Exchange Commission
April 19, 2016

The Iroquois entity only holds one asset – a 416-mile interstate natural gas pipeline extending from the U.S.-Canadian border (which will be subsequently referred to as the “Pipeline Assets”). Iroquois owns rights of ways to operate the pipeline which consists of 345 miles (300 miles onshore; 45 miles offshore) of Right-of-Ways in New York and 71 miles (55 miles onshore; 16 miles offshore) of Right-of-Ways in Connecticut. Along the line, Iroquois also operates compression stations to boost the natural gas pressure and metering stations that measure gas volumes at various locations.
ASC 360 provides guidance on how to determine whether such an asset would be considered “integral equipment” as follows:
360-20-15-4

The determination of whether equipment is integral equipment shall be based on the significance of the cost to remove the equipment from its existing location (which would include the cost of repairing damage done to the existing location as a result of the removal), combined with the decrease in the fair value of the equipment as a result of that removal.

360-20-15-5

At a minimum, the decrease in the fair value of the equipment as a result of its removal is the estimated cost to ship and reinstall the equipment at a new site. If there are multiple potential users of the leased equipment, the estimate of the fair value of the equipment as well as the costs to ship and install the equipment shall assume that the equipment will be sold to the potential user that would result in the greatest net cash proceeds to the seller (current lessor).

360-20-15-6
The nature of the equipment, and the likely use of the equipment by other potential users, shall be considered in determining whether any additional diminution in fair value exists beyond that associated with costs to ship and install the equipment.

360-20-15-7

When the combined total of both the cost to remove plus the decrease in fair value (for leasing transactions, the information used to estimate those costs and the decrease in fair value shall be as of lease inception) exceeds 10 percent of the fair value of the equipment (installed) (for leasing transactions, at lease inception), the equipment is integral equipment.

360-20-15-

The phrase cannot be removed and used separately without incurring significant cost contains both of the following distinct concepts:

a. The ability to remove the equipment without incurring significant cost

b. The ability of a different entity to use the equipment at another location without significant diminution in utility or fair value.

U.S. Securities and Exchange Commission
April 19, 2016

We determined that the Pipeline Assets represented substantially all of Iroquois’ assets and the Pipeline Assets could not be removed and used separately without incurring significant cost. In making the determination that the Pipeline Assets represent substantially all of Iroquois’ assets, we reviewed the financial statements of Iroquois noting that the Pipeline Assets represented approximately 95% of the total assets, excluding cash as of August 31, 2015. We excluded cash because we believe cash could just be infused into an entity just prior to a transaction in order to avoid accounting for the transaction under the real estate rules. We also considered that the only other assets that this entity has included accounts receivable from the real estate producing activities, prepaid taxes, other current assets and other deferred charges and that there are no other revenue producing assets other than the integral equipment. Based on our analysis, we determined that to relocate the existing pipeline would cost in excess of $3 billion. We also believe that this is a conservative estimate, because it just takes into consideration retiring the old pipe and installing new. It does not account for dismantling and rebuilding the seven compressor stations, 18 meter stations or pipe, nor obtaining new right-of-ways and, once removed, the value of the pipeline would be minimal when considered in relation to its installed state. We advise the Staff that the conclusion that Pipeline Assets represent “integral equipment” is one that is made consistently in the industry. For example, page 75 of Deloitte & Touche LLP’s Power and Utilities Accounting, Financial Reporting, and Tax Update (dated January 2016) states:
Given the nature of the underlying assets involved in MLP and yieldco structures, preparers and auditors should also consider whether real estate sale rules would apply to transfers of assets to those structures. Such rules could apply to initial formation as well as subsequent drop-downs. If real estate sale rules do apply, companies should carefully review all of the governing documents to identify any forms of continuing involvement that may preclude sale accounting. It is likely that those same provisions will also be informative in companies’ determination of the appropriate fail-sale accounting method if sale accounting is indeed prohibited.
As an additional example, PriceWaterhouseCooper LLP’s Guide to Accounting for Utilities and Power Companies (dated January 2013) states, in part:
2.5.1.2 …In addition to power plants, the concept of integral equipment also applies to other capital assets, such as transmission towers and natural gas pipelines….

Finally, the Company also noted disclosures in multiple public companies’ Forms 10-K accounting policy disclosures that concluded that similar assets were integral equipment. Because the Pipeline Assets are integral equipment and a transfer of an equity interest is directly addressed as in scope of ASC 970 and ASC 360, we dismissed an alternative view that ASC 360 and ASC 970 is not applicable.
Scope of Interest Received in DM
We believe based on the above analysis that it is clear that the interest in Iroquois we contributed for DM common units is real estate. Nevertheless, we further considered whether the exchange should follow ASC 360 and ASC 970 or ASC 845. Specifically, ASC 360-20-15-10 states, in part:
15-10 The guidance in this Subtopic does not apply to the following transactions and activities:
[a. – b. omitted]
c. Exchanges of real estate for other real estate (see Topic 845)

U.S. Securities and Exchange Commission
April 19, 2016

[d. – f. omitted]
Per the above, although a sale or transfer of a financial asset that is in-substance real estate should be accounted for pursuant to ASC 360-20, exchanges of real estate for other real estate would instead be subject to guidance within ASC 845. Similar to the Pipeline Assets, substantially all of the assets in DM are also assets that are deemed to be integral equipment. In making this determination, we refer to the significant cost noted above related to the Iroquois pipeline assets and add that to deconstruct, remove and relocate an LNG terminal at a similar location would also cost a significant amount. Once deconstructed and removed, the value of the facility would be minimal in relation to its whole completed state. Specifically, DM held the following assets before the contribution:
Cove Point -

1)	A regasification facility with peak regasifiaction capacity of approximately 1,800 MDt/day

2)	Seven LNG Storage tanks with aggregate storage capacity of 695,000 cubic meters of LNG or 14.6 Bcfe, all of which is fully contracted

3)	A Cove Point Pipeline equipped to handle super tankers and

4)
An Existing Liquefier with liquefaction capabilities of approximately 15 MDt/day of natural gas and is primarily used to liquefy natural gas received from domestic customers that store LNG in our tanks for use during peak periods of natural gas demand

Carolina Gas Transmission -
Headquartered in Cayce, S.C., Carolina Gas Transmission (CGT) is an interstate natural gas transportation company delivering natural gas to wholesale and direct industrial customers throughout South Carolina. The current CGT system consists of approximately 1,500 miles of FERC-regulated transmission pipelines with approximately 700 Mmcf/day. Three growth projects are currently under development and will increase the total system capacity to approximately 820 MMcf/day. These projects have binding customer agreements and are expected in-service by 2018.
Since all of these assets are deemed to be integral equipment, they should be considered to be in-substance real estate. In making the determination that DM is considered a real estate venture, we reviewed the September 30, 2015 DM Form 10-Q noting that the integral equipment assets represented approximately 91% (including goodwill generated from the real estate assets) of the total assets of DM, excluding cash as of September 30, 2015. As described above, we excluded cash because we believe cash could just be infused into an entity just prior to a transaction in order to avoid accounting for the transaction under the real estate rules. Since goodwill is created from the purchase of the real estate assets, we include goodwill as additions to the real estate assets for the purpose of this test. We also considered that the other assets included accounts receivable from the real estate producing assets, material and supplies, regulatory assets, intangibles related to software, and other assets and that there are no other revenue producing assets other than the integral equipment. Finally, we considered other qualitative factors, most notably, that at the time of the transaction, this entity was created and being managed for the purpose of owning and operating the two separate and distinct assets of Cove Point and the Carolina pipeline assets, which are independently run and not interdependent on one another.

U.S. Securities and Exchange Commission
April 19, 2016

Since DM represents, in substance, real estate, we considered an alternative view that ASC 845 is the appropriate guidance to consider. Ultimately, we rejected this alternative view because ASC 845-10-15-20 states the following, in part:
The guidance in these Subsections does not apply to the following types of transfers:
[a. omitted]
b. Capital contributions of real estate in return for an unconsolidated real estate investment (for guidance, see Subtopic 970-323)
[c. – f. omitted]
Because the transfer of the Iroquois interest was a contribution to DM in return for a real estate investment in DM (an unconsolidated real estate investment), the exception to applying ASC 845 within ASC 845-10-25-20(b) applies. Further, that guidance specifically refers to ASC 970-323 for applicable guidance. We acknowledge the Staff’s observation that ASC 970-323-30-3 provides that the guidance applies to a contribution of real estate to the capital of a “real estate venture”. ASC 970-323-20 defines real estate venture as follows:
Any of the following: a joint venture, a general partnership, a limited partnership, and an undivided interest.
This definition is general and does not provide explicit guidance on what types of ventures would be considered a real estate venture; rather, it expands the types of entities to be inclusive of many forms. Therefore, the focus of our analysis was whether DM would be considered, in substance, a real estate entity. As noted previously, substantially all of the assets of DM are real estate assets. We acknowledge the Staff’s request for clarification of whether DM is a real estate venture or a midstream energy company. We respectfully observe that those characterizations are not mutually exclusive in the real estate guidance. That is, DM could be both a midstream energy company (i.e., a business) and a real estate venture. Therefore, although DM could be considered a business, as substantially all of the assets of DM are integral equipment (i.e., real estate), DM is also a real estate venture. Our view is supported by the principles in ASC 810-10-40-3A, as well as E&Y’s Financial Reporting Developments on Real Estate Sales (dated June 2015), which states (emphasis added):
1.2 Sale of a business

ASC 360-20 does not differentiate between the sale of real estate and the sale of a business. That is, a transaction is not excluded from the scope of ASC 360-20 simply because it involves the sale of a business. Shopping centers, hotels, motels, marinas, and mobile home parks, which could be considered businesses, are all specifically mentioned in ASC 360-20 as being within its scope. ASC 360-20 also should be applied to the sale of the stock or net assets of a subsidiary or a segment of a business that contains real estate if the transaction is, in substance, the sale of real estate (ASC 360-20-15-10(b) — see Section 1.4).

Companies must use judgment to determine whether a transaction is, in substance, the sale of real estate. The nature of the entire real estate component being sold (i.e., the land plus improvements and integral equipment), and not the land alone, should be considered in relation to the entire transaction to determine whether the substance of the transaction is the sale of real estate. For example, if a company transfers the stock of an operating hotel to a third party in exchange for

U.S. Securities and Exchange Commission
April 19, 2016

cash, the real estate component (i.e., the land and the hotel, which cannot be removed and used separately from the land without incurring significant cost) represents a large portion of the entire transaction. The combined assets being sold are, in substance, real estate, and the transaction is subject to the provisions of ASC 360-20. However, if the company sells all of its hotels in Europe, including the rights to the brand name, the real estate component may represent a smaller portion of the entire transaction. The substance of the arrangement does not appear to be, in substance, the sale of real estate, and the transaction would not be subject to ASC 360-20.

In addition, we noted disclosures in multiple public companies’ Annual Reports on Form 10-K accounting policy disclosures that master limited partnerships (“MLPs”) with similar pipeline assets were accounting for transactions with the MLP as in-substance real estate transactions. In summary, since the Iroquois equity interest contributed represents real estate and DM’s assets are also real estate, we believe that ASC 970-323 is applicable.
We also acknowledge the Staff’s request for any other authoritative guidance that was considered as being potentially applicable to accounting for the transaction and how we concluded the guidance was not applicable. In this spirit, we wanted to summarize our consideration of whether the gain should be deferred under ASC 970-323.

As noted in our response dated April 1, 2016, the DM common units met the definition of an available-for sale security in accordance with ASC 320-10-25-1. Further, our previous response indicated that although the DM common units received requires that the securities be initially measured at fair value in the statement of financial position, we believed that the transaction would most appropriately be accounted for under either ASC 360-20 or ASC 970-323, because the transferred interest is in-substance real estate and the consideration received is an interest in in-substance real estate.

*****

In connection with the Company’s response to the comment of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We also acknowledge that the Division of Enforcement has access to all information we provide to the Staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.
If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1114.

Very truly yours,
/s/ Patrick Migliaccio
Patrick Migliaccio
Senior Vice President and Chief Financial Officer